SEC File Number 1-9389

                            CUSIP Number 124661 10 9

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One):  [ X ] Form 10-K  [_] Form 20-K  [_] Form 10-Q  [_] Form N-SAR
              [ ] Form N-CSR

              For Period Ended:  January 31, 2005

                   [_] Transition Report on Form 10-K [_] Transition Report on Form 20-K [_] Transition Report on Form 11-K [_] Transition Report on Form 10-Q [_] Transition Report on Form N-SAR

              For the Transition Period Ended: ________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

C&D TECHNOLOGIES, INC.
Full Name of Registrant

          N/A
-------------------------
Former name if applicable

1400 UNION MEETING ROAD
Address of Principal Executive Office (Street and Number)

BLUE BELL, PA  19422
City, State and Zip Code


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


      |  (a) The reasons described in reasonable detail in Part III of this form
      |      could not be eliminated without unreasonable effort or expense;
      |
[ X ] |  (b) The subject annual report, semi-annual report, transition
      |      report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or
      |      portion thereof will be filed on or before the fifteenth calendar
      |      day following the prescribed due date; or the subject quarterly
      |      report or transition report on Form 10-Q, or portion thereof will
      |      be filed on or before the fifth calendar day following the
      |      prescribed due date; and
      |
      |  (c) The accountant's statement or other exhibit required by Rule 12b-25
      |      (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

C&D Technologies, Inc. (the "Company") was unable to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2005, within the prescribed time period (i.e., on or before the April 18, 2005, due date) without unreasonable effort or expense. The Company expects, however, to file the Form 10-K on or before May 3, 2005. The Company requires the additional time in order for (i) the Company to complete the preparation of its consolidated financial statements which will be included in the Form 10-K for the reasons stated below in Part IV,
Section 3 and (ii) the Company's management to complete its assessment of the effectiveness of the Company's internal control over financial reporting as of January 31, 2005, in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Since management has not yet completed its testing and evaluation of the Company's internal control over financial reporting, there can be no assurance that, as a result of the ongoing testing and evaluation of internal control over financial reporting, additional deficiencies will not be identified or that any deficiencies identified previously or hereafter, either alone or in the aggregate, will not be considered a material weakness in the Company's internal control over financial reporting as of January 31, 2005.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Stephen E. Markert, Jr.  (215) 619-2700
      ---------------------------------------
      (Name) (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                       [ X ] YES       [_] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                       [ X ] YES       [_] NO

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



As a result of its annual assessment of goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company has concluded that an impairment of its goodwill exists. At this time, the Company believes its fourth quarter results will include a non-cash pre-tax goodwill impairment charge that may exceed $65 million. This impairment results from the Company's year-end analysis of goodwill for its Power Electronics Division, which has goodwill of $112 million of the Company's total goodwill of $171 million. This non-cash pre-tax charge is expected to be in addition to the March 7, 2005, announced fourth quarter net loss, which had been anticipated to be in the range of $.04 to $.06 per share, but is currently expected to be a net loss of approximately $.08 per share, with both of the March and current estimates excluding any effect of the annual assessment of goodwill. The determination of the amount of the impairment to goodwill and/or other assets has not yet been finalized. Any estimate of the impairment at this time could change upon finalization of the goodwill impairment analysis.

                             C&D TECHNOLOGIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 19, 2005                     By:   /s/ Stephen E. Markert, Jr.
--------------------                           ---------------------------
                                               Stephen E. Markert, Jr.
                                               Vice President Finance
                                               and Chief Financial Officer
                                               (Principal Financial and
                                               Accounting Officer)